November 13, 2012

Kimberly Browning

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	MassMutual Select Funds (the “Registrant”)

1933 Act File No. 33-73824

1940 Act File No. 811-8274

Comments received for PRE 14C filed on October 29, 2012

Dear Ms. Browning:

Below is a summary of the comments I received from you on November 9, 2012 regarding the above-mentioned Registrant, together with our responses. I appreciate the time you took to carefully review this document and have tried to address your comments. I would greatly appreciate your contacting me at 413-744-7218 as soon as possible if you have any further questions or comments. Thank you.

Information Statement Comments

Comment 1:	In the Large Cap Value Fund section, please explain what “led to increasingly challenged client satisfaction and poor net cash flows” in the first bullet point and “improved performance consistency in different market cycles” in the third bullet point mean.

Response 1:	We will replace the first and third bullet points as follows:

•

Davis’ trailing performance was poor versus its large cap blend peer group median and its historical performance trend was inconsistent. Clients and advisors had reacted to that poor performance with significant fund redemptions.

•	Management’s belief that a change to subadvisers using more flexible investment approaches could lead to more consistent performance during different market cycles.

Comment 2:	In the Subadvisory Agreements (Appendix C, Appendix D, and Appendix F), please explain why the applicable subadvisory fees have been replaced with brackets.

Response 2:	We confirm that pursuant to our manager of managers’ exemptive order, we are not obligated to disclose the subadvisory fees paid to unaffiliated subadvisers.

Comment 3:	Please consider adding additional disclosure concerning the reasons the Board determined to terminate the existing subadviser of the Select Large Cap Value Fund.

Response 3:	We feel that the changes we are making to the first and third bullet points, as described in our response to Comment 1, will address this comment.

We acknowledge the following: (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) SEC staff comments or changes to disclosure in response to SEC staff comments in the filings reviewed by the SEC staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrant may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrant.

Very truly yours,

/s/ Andrew M. Goldberg

Andrew M. Goldberg

Vice President, Secretary, and Chief Legal Officer, MassMutual Select Funds

Assistant Vice President and Counsel, Massachusetts Mutual Life Insurance Company